

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2012

<u>Via Facsimile</u>
Mr. Jack Adams
Chief Executive Officer
Titan Oil & Gas, Inc.
7251 West Lake Mead Boulevard
Suite 300
Las Vegas, NV 89128

> **Re:** **Titan Oil & Gas, Inc.**
> **Form 10-K For the Fiscal Year ended August 31, 2011**
> **Filed November 29, 2011**
> **File No. 000-53901**

Dear Mr. Adams:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended August 31, 2011</u>

<u>Description of Properties, page 18</u>

1.   Since you are engaged in oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X, you must provide the disclosures prescribed in Items 1202 through 1208 of Regulation S-K. Please revise accordingly.

<u>Reserves and Resources, page 21</u>

2.   We note that you have filed a reserve report prepared by GLJ Petroleum Consultants as an exhibit. However, this report does not include all of the content required to comply with Item 1202(a)(8) of Regulation S-K. Further, the engineer does not appear to have used the reserve definitions set forth in Rule 4-10(a) of Regulation S-X to determine the

reserves which are the subject of this report. Therefore, you will need to make arrangements with your engineer to obtain and file a report which conforms with this guidance. If you are not able to demonstrate that your Leaman property contains proved reserves, also submit the revisions that you would need to make to your accounting and disclosures to clarify the status of the property and to comply with GAAP; the level of uncertainty inherent in your operations should be clear.

3.   Please revise your Summary of Reserves table on page 21 to show your reserve information in the level of detail prescribed by Item 1202(a)(2) of Regulation S-K. In addition, you must present this information as of your fiscal year-end of August 31, 2011, rather than as of March 31, 2011.

Financial Statements, page 40

General

4.   We note the audit report covers your financial statements as of and for the fiscal year ended August 31, 2011, and the cumulative period from inception. However, it does not cover your financial statements as of and for the fiscal year ended August 31, 2010. You need to make arrangements with your auditor to obtain and file an audit report which also covers the prior year to comply with Rule 8-02 of Regulation S-X.

5.   Tell us why you have not disclosed the supplementary oil and gas information that is ordinarily required to comply with FASB ASC 932-235-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief